Evolving Gold Corp Becomes Tier 1 Issuer on the TSX Venture Exchange

November 5, 2008, Vancouver, British Columbia: Evolving Gold Corp. (TSXV: EVG) (OTCBB: EVOGF) (FSE:EV7) (the “Company”) is pleased to announce that it has successfully graduated to the Tier 1 issuer level on the TSX Venture Exchange (the "TSXV"), effective Monday, November 3, 2008.

As defined in TSXV Policy 2.1, Tier 1 is the TSX Venture Exchange's premier tier and is reserved for the most advanced listed companies with the most significant financial resources. Tier 1 listed companies also benefit from decreased filing requirements and improved service standards.

The Company wishes to announce its intent to file a Form 15-F today with the U.S. Securities and Exchange Commission (the “SEC”) to voluntary terminate its duty to file reports under the United States Securities Exchange Act of 1934 given the small percentage of trading of the Company’s shares on over-the-counter market in the United States relative to the costs associated with SEC compliance and the relatively small number of US holders of the Company’s shares. The company expects the termination to take effect no later than ninety days after the filing the Form 15-F.

The Company reassures U.S. investors that trading in Evolving Gold securities should not be affected by this change, as the Company’s securities can continue to be traded on the TSX Venture Exchange through their U.S. Brokerage accounts.

All investors in the shares of the company are accorded protection by the Company’s continued compliance with the rules of the TSXV. The Company’s shares of common stock are listed for trading on the TSXV, located in the Province of Ontario, Canada, which constitutes its primary trading market. The Company’s shares of common stock also trade on the Frankfurt Stock Exchange.

The Company will also continue to make publicly available information otherwise provided to its US and other shareholders by filing such information on www.sedar.com, the website of the Canadian Securities Administrators.

About Evolving Gold Corp.
Evolving Gold is focused on its discovery property - Rattlesnake Hills, in Wyoming. Assay results for the first three holes reveal an intersection of 2.48 Grams/Tonne over 146 Meters (see press release 9/8/08). The Company has completed a 15 hole, 7,000 meter drilling program on this property with further assay results coming out over the next months. Evolving has the option to acquire 100% of the Rattlesnake Hills project.

Evolving also has 8 other gold properties primarily in Nevada including a lease agreement with Newmont Mining Corporation on four prospective gold properties (North Carlin District Properties) located within the prolific Carlin Gold Trend (see press release 12/5/2007).

On Behalf of the Board of Directors
EVOLVING GOLD CORP.

____________________________
Robert Bick
CEO and Director
Robert@evolvinggold.com
Tel: 604 685 6375 or 1-866-604-3864
www.EvolvingGold.com

FOR MORE INFORMATION, PLEASE CONTACT:

Evolving Gold Corp.
Robert Bick, CEO
robert@evolvinggold.com
Direct: 604 685 6375
Toll Free: 1-866-604-3864
www.EvolvingGold.com

FORWARD LOOKING STATEMENTS: This document includes forward-looking statements as well as historical information. Forward-looking statements include, but are not limited to, the continued advancement of Evolving’s general business development, research development and Evolving’s development of mineral exploration projects. When used in this document, the words “anticipate”, “believe”, “estimate”, “expect”, “intent”, “may”, “project”, “plan”, “should” and similar expressions may identify forward-looking statements. Although Evolving Gold Corp. believes that their expectations reflected in these forward looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statement. Important factors that could cause actual results to differ from these forward-looking statements include the potential that Evolving’s mineral deposit(s), fluctuations in the marketplace for the sale of minerals, the inability to implement corporate strategies, the ability to obtain financing and other risks disclosed in our annual report on Form 20F filed with the U.S. Securities and Exchange Commission and filings made with the Canadian Securities Regulations.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Suite 725 – 666 Burrard Street, Vancouver, B.C., Canada, V6C 2X8
Tel. 604 685-6375 Fax. (604) 909-1163 Email: info@evolvinggold.com  Web: www.evolvinggold.com
TSX-V: EVG OTC-BB: EVOGF